Press Release

North America’s Railroad

CN reports Q1-2016 net income of C$792 million,
or C$1.00 per diluted share

Diluted earnings per share (EPS) increased by 16 per cent

MONTREAL, April 25, 2016 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2016.

First-quarter 2016 financial highlights
•	Net income increased 13 per cent to C$792 million, while diluted EPS increased 16 per cent to C$1.00, compared with the first quarter of 2015.
•	Operating income increased 14 per cent to C$1,217 million.
•	Revenues decreased by four per cent to C$2,964 million. Carloadings declined seven per cent and revenue ton-miles declined nine per cent.
•	Operating expenses declined 14 per cent to C$1,747 million.
•	Operating ratio of 58.9 per cent, an improvement of 6.8 points over the prior-year quarter.
•	Free cash flow (1) for first-quarter 2016 was C$584 million, up from C$521 million for the year-earlier quarter.

Claude Mongeau, president and chief executive officer, said: “CN delivered a very solid quarterly performance in a challenging economic environment. We successfully aligned our resources with the reduced volume level to achieve strong efficiency gains, while continuing to offer superior customer service and significantly improving our safety performance. These achievements allowed the CN team to deliver record first-quarter financial results.”

Revised 2016 financial outlook (2)
Weaker than expected freight demand in certain markets and the strengthening of the Canadian dollar relative to the U.S. dollar have prompted a downward revision to CN’s 2016 financial outlook. Under its revised outlook, CN now aims to deliver 2016 EPS in line with last year’s adjusted diluted EPS (1) of C$4.44 (compared with its Jan. 26, 2016, financial outlook calling for mid-single digit EPS growth this year).

Foreign currency impact on results
Although CN reports its earnings in Canadian dollars, a large portion of its revenues and expenses is denominated in U.S. dollars. The fluctuation of the Canadian dollar relative to the U.S. dollar affects the conversion of the Company’s U.S.-dollar-denominated revenues and expenses. On a constant currency basis, (1) CN’s net income for the first quarter of 2016 would have been lower by C$57 million, or C$0.07 per diluted share.

First-quarter 2016 revenues, traffic volumes and expenses
Revenues for the first quarter of 2016 were C$2,964 million, a decrease of four per cent, when compared to the same period in 2015. Revenues increased for automotive (18 per cent), forest products (11 per cent), and intermodal (one per cent). Revenues declined for grain and fertilizers (two per cent), petroleum and chemicals (10 per cent), metals and minerals (18 per cent), and coal (42 per cent).

CN | 2016 – Quarterly Review – First Quarter

Press Release

The decrease in revenues was mainly attributable to decreased shipments of energy-related commodities including crude oil, frac sand, drilling pipe and semi-finished steel products as a result of declining energy markets; reduced shipments of coal due to weaker North American and global demand; reduced U.S. grain exports via the Gulf of Mexico; and lower applicable fuel surcharge rates. These factors were partly offset by the positive translation impact of the weaker Canadian dollar on U.S.-dollar-denominated revenues; freight rate increases; as well as increased shipments of lumber and panels to U.S. markets, higher volumes of finished vehicle traffic, and increased domestic retail intermodal shipments.

Carloadings for the quarter declined by seven per cent to 1,255 thousand.

Revenue ton-miles (RTMs), measuring the relative weight and distance of rail freight transported by CN, declined by nine per cent from the year-earlier quarter. Rail freight revenue per RTM, a measurement of yield defined as revenue earned on the movement of a ton of freight over one mile, increased by four per cent over the year-earlier period, driven by the positive translation impact of the weaker Canadian dollar and freight rate increases, partly offset by a significant increase in the average length of haul and lower applicable fuel surcharge rates.

Operating expenses for the first quarter decreased by 14 per cent to C$1,747 million, mainly due to decreased fuel costs resulting from lower fuel prices and lower volumes of traffic; decreased labor and fringe benefits expense resulting from a lower average headcount due to lower volumes of traffic and cost-management initiatives; decreased purchased services and material expense due to favorable winter conditions; and decreased casualty and other expense due to lower accident costs. These factors were partly offset by the negative translation impact of a weaker Canadian dollar on U.S.-dollar-denominated expenses.

Forward-Looking Statements
Certain information included in this news release constitutes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws. CN cautions that, by their nature, these forward-looking statements involve risks, uncertainties and assumptions. The Company cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. To the extent that CN has provided non-GAAP financial measures in its outlook, the Company may not be able to provide a reconciliation to the GAAP measures, due to unknown variables and uncertainty related to future results. Key assumptions used in determining forward-looking information are set forth below.

2016 key assumptions
CN has made a number of economic and market assumptions in preparing its 2016 outlook. The Company is assuming that North American industrial production for the year will increase by less than one per cent (compared with its previous assumption announced on Jan. 26, 2016, of approximately one per cent) and assumes U.S. housing starts in the range of 1.2 million units and U.S. motor vehicle sales of approximately 17.5 million units. For the 2015/2016 crop year, the Canadian grain crop was in line with the five-year average and the U.S. grain crop was above the five-year average. The Company assumes that both the Canadian and U.S. 2016/2017 grain crops will be in line with their respective five-year averages. With these assumptions, CN now assumes total carloads for 2016 will decrease by four to five per cent versus 2015 (compared with its previous assumption of slightly negative carloads versus 2015). CN expects continued pricing improvement above inflation. CN now assumes that in 2016 the value of the Canadian dollar in U.S. currency will be in the range of $0.75 to $0.80 (compared with its previous assumption of a range of $0.70 to $0.75), and that the average price of crude oil (West Texas Intermediate) will be in the range of US$35 to US$45 per barrel (as opposed to CN’s previous assumption of a price range of US$30 to US$40 per barrel). CN now plans to invest approximately C$2.75 billion in its capital program (compared with its previous assumption of investing approximately C$2.9 billion in its capital program in 2016). CN still plans to target C$1.5 billion of this program toward track infrastructure.

CN | 2016 – Quarterly Review – First Quarter

Press Release

Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the rail industry to be materially different from the outlook or any future results or performance implied by such statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the effects of general economic and business conditions, industry competition, inflation, currency and interest rate fluctuations, changes in fuel prices, legislative and/or regulatory developments, compliance with environmental laws and regulations, actions by regulators, various events which could disrupt operations, including natural events such as severe weather, droughts, floods and earthquakes, labor negotiations and disruptions, environmental claims, uncertainties of investigations, proceedings or other types of claims and litigation, risks and liabilities arising from derailments, and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should be made to “Management’s Discussion and Analysis” in CN’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CN’s website, for a summary of major risk factors.

CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

1)	See discussion and reconciliation of non-GAAP measures in the attached supplementary schedule, Non-GAAP Measures.

2)	See Forward-Looking Statements for a summary of the key assumptions and risks regarding CN’s 2016 outlook.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and Management’s Discussion and Analysis, is contained in CN’s Quarterly Review available on the Company’s website at www.cn.ca/quarterly-releases and on SEDAR at www.sedar.com as well as on EDGAR at www.sec.gov.

CN is a true backbone of the economy, transporting more than C$250 billion worth of goods annually for a wide range of business sectors, ranging from resource products to manufactured products to consumer goods, across a rail network of approximately 20,000 route-miles spanning Canada and mid-America. CN – Canadian National Railway Company, along with its operating railway subsidiaries -- serves the cities and ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the metropolitan areas of Toronto, Edmonton, Winnipeg, Calgary, Chicago, Memphis, Detroit, Duluth, Minn./Superior, Wis., and Jackson, Miss., with connections to all points in North America. For more information about CN, visit the Company’s website at www.cn.ca.

Contacts:
Media	Investment Community
Mark Hallman	Sam Forgione
Director	Vice-President
Communications and Public Affairs	Investor Relations
(905) 669-3384	(514) 399-0052

CN | 2016 – Quarterly Review – First Quarter

Selected Railroad Statistics – unaudited

	Three months ended March 31
	2016	2015

Financial measures

Key financial performance indicators (1)
Total revenues ($ millions)	2,964	3,098
Rail freight revenues ($ millions)	2,845	2,980
Operating income ($ millions)	1,217	1,063
Net income ($ millions)	792	704
Diluted earnings per share ($)	1.00	0.86
Free cash flow ($ millions) (2)	584	521
Gross property additions ($ millions)	469	468
Share repurchases ($ millions)	520	429
Dividends per share ($)	0.3750	0.3125

Financial position (1)
Total assets ($ millions) (3)	35,803	33,392
Total liabilities ($ millions) (3)	21,029	19,648
Shareholders' equity ($ millions)	14,774	13,744

Financial ratio
Operating ratio (%)	58.9	65.7

Operational measures (4)

Statistical operating data
Gross ton miles (GTMs) (millions)	103,468	111,390
Revenue ton miles (RTMs) (millions)	52,256	57,129
Carloads (thousands)	1,255	1,353
Route miles (includes Canada and the U.S.)	19,600	19,600
Employees (end of period)	22,636	25,179
Employees (average for the period)	22,694	25,064

Key operating measures
Rail freight revenue per RTM (cents)	5.44	5.22
Rail freight revenue per carload ($)	2,267	2,203
GTMs per average number of employees (thousands)	4,559	4,444
Operating expenses per GTM (cents)	1.69	1.83
Labor and fringe benefits expense per GTM (cents)	0.57	0.60
Diesel fuel consumed (US gallons in millions)	103.7	114.3
Average fuel price ($/US gallon)	2.07	2.84
GTMs per US gallon of fuel consumed	998	975
Terminal dwell (hours)	14.4	16.9
Train velocity (miles per hour)	27.5	24.9

Safety indicators (5)
Injury frequency rate (per 200,000 person hours)	1.66	1.64
Accident rate (per million train miles)	1.11	2.47

(1)	Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles, unless otherwise noted.
(2)	See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.
(3)
As a result of the retrospective adoption of new accounting standards in the fourth quarter of 2015, certain 2015 balances have been restated. See Note 2 – Recent accounting pronouncements to the Company's 2015 Annual Consolidated Financial Statements for additional information.

(4)
Statistical operating data, key operating measures and safety indicators are based on estimated data available at such time and are subject to change as more complete information becomes available, as such, certain of the comparative data have been restated. Definitions of these indicators are provided on our website, www.cn.ca/glossary.

(5)	Based on Federal Railroad Administration (FRA) reporting criteria.

CN | 2016 – Quarterly Review – First Quarter

Supplementary Information – unaudited

	Three months ended March 31

	2016	2015	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (2)

Revenues ($ millions) (1)
Petroleum and chemicals	578	643	(10%)	(16%)
Metals and minerals	310	377	(18%)	(24%)
Forest products	462	418	11%	2%
Coal	93	159	(42%)	(45%)
Grain and fertilizers	522	535	(2%)	(7%)
Intermodal	693	689	1%	(4%)
Automotive	187	159	18%	8%
Total rail freight revenues	2,845	2,980	(5%)	(10%)
Other revenues	119	118	1%	(5%)
Total revenues	2,964	3,098	(4%)	(10%)

Revenue ton miles (RTMs) (millions)
Petroleum and chemicals	11,306	13,617	(17%)	(17%)
Metals and minerals	4,703	5,711	(18%)	(18%)
Forest products	7,929	7,242	9%	9%
Coal	2,248	4,210	(47%)	(47%)
Grain and fertilizers	12,530	12,944	(3%)	(3%)
Intermodal	12,663	12,593	1%	1%
Automotive	877	812	8%	8%
Total RTMs	52,256	57,129	(9%)	(9%)

Rail freight revenue / RTM (cents)
Petroleum and chemicals	5.11	4.72	8%	1%
Metals and minerals	6.59	6.60	-	(8%)
Forest products	5.83	5.77	1%	(6%)
Coal	4.14	3.78	10%	2%
Grain and fertilizers	4.17	4.13	1%	(4%)
Intermodal	5.47	5.47	-	(4%)
Automotive	21.32	19.58	9%	-
Total rail freight revenue per RTM	5.44	5.22	4%	(2%)

Carloads (thousands)
Petroleum and chemicals	153	164	(7%)	(7%)
Metals and minerals	178	237	(25%)	(25%)
Forest products	113	109	4%	4%
Coal	79	115	(31%)	(31%)
Grain and fertilizers	146	154	(5%)	(5%)
Intermodal	523	522	-	-
Automotive	63	52	21%	21%
Total carloads	1,255	1,353	(7%)	(7%)

Rail freight revenue / carload ($)
Petroleum and chemicals	3,778	3,921	(4%)	(10%)
Metals and minerals	1,742	1,591	9%	1%
Forest products	4,088	3,835	7%	(1%)
Coal	1,177	1,383	(15%)	(20%)
Grain and fertilizers	3,575	3,474	3%	(2%)
Intermodal	1,325	1,320	-	(4%)
Automotive	2,968	3,058	(3%)	(11%)
Total rail freight revenue per carload	2,267	2,203	3%	(3%)

Statistical operating data and related key operating measures are based on estimated data available at such time and are subject to change as more complete information becomes available.
(1) Amounts expressed in Canadian dollars.
(2) See supplementary schedule entitled Non-GAAP Measures for an explanation of this non-GAAP measure.

CN | 2016 – Quarterly Review – First Quarter

Non-GAAP Measures – unaudited

This supplementary schedule includes non-GAAP measures that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management’s perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company’s results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

All financial information included in this supplementary schedule is expressed in Canadian dollars, unless otherwise noted.

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the foreign exchange rates of the comparable period of the prior year. The average foreign exchange rates were $1.38 and $1.24 per US$1.00, respectively, for the three months ended March 31, 2016 and 2015.

On a constant currency basis, the Company’s net income for the three months ended March 31, 2016 would have been lower by $57 million ($0.07 per diluted share).

Free cash flow

Free cash flow is a non-GAAP measure that is reported as a supplementary indicator of the Company’s performance. Management believes that free cash flow is a useful measure of performance as it demonstrates the Company’s ability to generate cash for debt obligations and for discretionary uses such as payment of dividends and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities; adjusted for changes in restricted cash and cash equivalents and the impact of major acquisitions, if any. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of net cash provided by operating activities as reported for the three months ended March 31, 2016 and 2015, to free cash flow:

	Three months ended March 31
In millions	2016	2015
Net cash provided by operating activities	$1,065	$992
Net cash used in investing activities	(480)	(481)
Net cash provided before financing activities	585	511

Adjustment: Change in restricted cash and cash equivalents	(1)	10
Free cash flow	$584	$521

CN | 2016 – Quarterly Review – First Quarter

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted earnings before interest, income taxes, depreciation and amortization (EBITDA) multiple is a useful credit measure because it reflects the Company’s ability to service its debt. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by adjusted EBITDA. The Company excludes Other income in the calculation of EBITDA. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2016	2015
Debt (1)		$10,128	$9,366
Add: Present value of operating lease commitments (2)		587	644
Adjusted debt		$10,715	$10,010

Operating income		$5,420	$4,867
Add: Depreciation and amortization		1,169	1,090
EBITDA (excluding Other income)		6,589	5,957
Add: Deemed interest on operating leases		28	30
Adjusted EBITDA		$6,617	$5,987
Adjusted debt-to-adjusted EBITDA multiple (times)		1.62	1.67

(1)
As a result of the retrospective adoption of a new accounting standard in the fourth quarter of 2015, the prior period debt balance has been adjusted and the related financial ratio has been restated. See Note 2 - Recent accounting pronouncements to the Company's 2015 Annual Consolidated Financial Statements for additional information.

(2)	The operating lease commitments have been discounted using the Company’s implicit interest rate for each of the periods presented.

The decrease in the Company’s adjusted debt-to-adjusted EBITDA multiple at March 31, 2016, as compared to the same period in 2015, was mainly due to a higher operating income earned during the twelve months ended March 31, 2016, as compared to the same period in 2015, partly offset by an increased debt level as at March 31, 2016, resulting from the net issuance of debt, and a weaker Canadian-to-US dollar foreign exchange rate.

CN | 2016 – Quarterly Review – First Quarter